Exhibit 99.1

ItamarTM Medical Announces Upsizing and Pricing of Public Offering of American Depositary Shares

CAESAREA, Israel, January 30, 2020 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders, today announced the upsizing and pricing of its public offering of 2,545,450 American Depositary Shares (“ADSs”) at a public offering price of $13.75 per ADS, for total gross proceeds of approximately $35.0 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by Itamar Medical. Each ADS represents 30 ordinary shares of Itamar Medical. All of the ADSs are being offered by Itamar Medical. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 381,817 ADSs on the same terms and conditions. The offering is expected to close on February 4, 2020, subject to customary closing conditions.

Itamar Medical intends to use the net proceeds from the offering to hire additional sales and marketing personnel and expand its marketing programs, fund product development, research and development activities and clinical research, invest in information technology and facility infrastructure, and for working capital and general corporate purposes.

Piper Sandler is acting as sole bookrunner for the proposed offering. Ladenburg Thalmann and A.G.P./Alliance Global Partners are acting as co-managers for the proposed offering.

A registration statement relating to these securities has been filed and was declared effective by the U.S. Securities and Exchange Commission. The offering is being made only by means of a prospectus. A copy of the final prospectus relating to this offering, when available, may be obtained from Piper Sandler & Co. 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attn: Prospectus Department, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F and its registration statement on Form F-1 relating to this offering, which are each accessible on the SEC’s website at www.sec.gov. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

Investor Relations Contact

David Carey

Lazar FINN Partners

david.carey@finnpartners.com

Phone: 212-867-1762

Eran Gabbai, Partner

Galbert-Kahana Investor Relations and Public Relations

Phone: +972-54-2467378